January 26, 2009

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM
DIRECT DIAL (650) 335-7631

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Julia E. Griffith
Nicholas Panos
Mail Stop 3628

Re:	ShoreTel, Inc.
Amendment No. 2 to Schedule TO

Dear Ms. Griffith:

On behalf of ShoreTel, Inc. (“ShoreTel”), we are transmitting herewith Amendment No. 2 (the “Amendment”) to the Schedule TO originally filed by ShoreTel with the Securities and Exchange Commission (the “Commission”) on January 2, 2009 (the “Schedule TO”). The Amendment includes a supplement to the Offer to Exchange previously filed as part of the Schedule TO. The supplement includes the additional summary consolidated balance sheet data was discussed on January 23. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format.

Please feel free to contact me at (650) 335-7631 if the Staff has any additional questions or comments.

Very Truly Yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	William Garvey, Esq., ShoreTel, Inc.